Exhibit 14

[GRAPHIC APPEARS HERE]

Code of Ethics and Business Conduct for

Directors, Officers and Employees

of

MidWestOne Financial Group, Inc.

and

Subsidiaries

Ethics Quick Test

MidWestOne Financial Group, Inc. (the “Company” or “MidWestOne”) values integrity and wants to maintain its reputation for doing the right thing. If you are ever in a situation where the right thing is unclear, ask for clarification or examine your options with the Ethics Quick Test:

•	Could it harm MidWestOne’s reputation?

•	Is it legal and is it the right thing to do?

•	How would it look in the newspaper or on the news?

•	How would my friends, family, the community or shareholders view it?

•	Is it consistent with the Company’s mission statement, policies and Personnel Policy Handbook?

•	Should I check?

MidWestOne’s reputation, and your conscience and good name, are far too valuable for you to do anything that would not pass the Ethics Quick Test. In a nutshell, this means that all of us must tell the truth and fulfill our promises. And we must treat all stakeholders - fellow employees, customers, suppliers, shareholders and our communities - with honesty and respect.

General Policy Statement

MidWestOne Financial Group, Inc. has established this Code of Ethics and Business Conduct (the “Code”). This Code applies to all employees, officers, and directors of the Company and its subsidiaries and is intended to provide such persons with general guidance in fulfilling their ethical responsibilities to the Company. The four main principles that are expressed throughout this Code, and that are the major tenets of all ethical conduct for employees, officers and directors of the Company are:

•	Uncompromising Integrity: doing the “right thing” without compromise for our customers, suppliers, and shareholders - even when circumstances make it difficult. We are clear, truthful and accurate in what we say and do.

•	Respect: treating one another with respect and dignity; appreciating the diversity of our workforce, our customers and our communities.

•	Responsibility: taking accountability for ethical decisions and actions; asking for clarification when necessary and reporting concerns or violations in the workplace.

•	Good Citizenship: complying with the spirit and intent of the laws that govern our business; contributing to the strength and wellbeing of our communities and shareholders.

These principles require that employees, officers and directors of the Company act in a manner that will ensure:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified in this Code of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

•	Compliance with applicable governmental laws, rules and regulations; and

•	Prompt internal reporting of violations of this Code to an appropriate person or persons.

This Code does not summarize or address all ethical questions or specific situations that might arise. Rather, it is designed to provide employees, officers and directors with general guidance on their ethical obligations in the performance of their duties to the Company. Employees, officers and directors should consult with the President or Executive Vice President of MidWestOne Financial Group for more information on issues not addressed in this Code. Please note that all references to the “Company” or “MidWestOne” include MidWestOne Financial Group, Inc. and the Company’s wholly owned subsidiaries.

Policy Compliance and Maintenance

All MidWestOne employees and directors are responsible for reviewing the Code periodically and adhering to the guidelines of the Code. A signed acknowledgement of receiving a copy of this Code will be placed in their employee file.

New hires will review the Code during the New Employee Orientation, and they will sign an acknowledgement that will be placed in their employee file.

Copies of the Code will be in the Personnel Policy Handbook. The Code will also be available at each office location and on the Company’s web site, www.MidWestOneFinancial.com.

Real and Apparent Conflicts Of Interest

All employees, officers, and directors of the Company should be scrupulous in avoiding a conflict of interest with regard to the Company’s interests and maintain their independent judgment in the conduct of the Company’s business. A “conflict of interest” exists whenever an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her duties objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company, whether received from the Company or a third party. Loans to, or guarantees of obligations of, employees, officers and directors and their respective family members and companies or other organizations in which they have an interest, either financial or otherwise, may create conflicts of interest, unless, however, such arrangements are made in compliance with the rules and regulations of the relevant banking regulatory agencies covering insider loans.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Audit Committee of the Board of Directors. Employees and officers who become aware of a conflict or the appearance of a conflict should immediately present the situation to his or her immediate supervisor or follow the Company’s Whistleblower Procedures, as the situation merits. Directors who become aware of a conflict or the appearance of a conflict should immediately present the situation to the Audit Committee of the Board of Directors.

Some examples of a conflict of interest include:

•	Depriving MidWestOne of a business opportunity for personal gain;

•	Using MidWestOne’s name and influence improperly for personal gain or benefit;

•	Use of Company equipment, supplies or facilities for personal benefit or unauthorized activities;

•	Individually and knowingly processing or authorizing approval of one’s own banking transactions;

•	Receiving personal income or benefits from a customer or vendor for services rendered in connection with duties at MidWestOne;

•	Knowingly advising customers on investments in businesses which are customers of MidWestOne;

•	Acting in a co-fiduciary (trust) capacity or relationship with MidWestOne;

•	Purchasing or selling securities of a business, which is a MidWestOne customer, supplier or competitor at more favorable terms than are generally available to the public;

•	Making investments in MidWestOne stock on information obtained in the course of one’s employment and not otherwise known to the public;

•	Actions which may create an impression of impropriety;

•	Misappropriation of money or other properties;

•	Deliberate misrouting of checks to delay payment;

•	Misposting of an account to favor one’s self or some other party;

•	False or misleading entries, records or reports;

•	Becoming garnishees in any indebtedness;

•	Check kiting (making use of fictitious balances by drawing against uncollected funds);

•	Writing checks against insufficient funds;

•	Any other similar abuses of personal financial responsibility; or

•	Withholding information regarding the commission of such acts by other MidWestOne employees.

Employees, officers, and directors should not seek or accept for their own benefit, or for the benefit of any immediate family member, any favors, preferential treatment, special benefits, special documents, gifts or other consideration as a result of their association with the Company or any company that does business with the Company, except those usual and normal benefits directly provided by the Company or any such entities. Employees, officers and directors must comply with the Company’s Bank Bribery Act and Conflicts of Interest Policy, a copy of which is available at each office location. Please contact your bank’s Compliance officer if you would like an additional copy of the policy.

Corporate Opportunities

Employees, officers and directors are prohibited from:

•	Taking for themselves personally opportunities that properly belong to the Company or that are discovered through the use of corporate property, information or position;

•	Using corporate property, information or position for personal gain; and

•	Competing with the Company.

Confidentiality

Employees, officers, and directors of the Company must not disclose any confidential information entrusted to them by the Company, a customer of the Company or any other party that the Company does business with, to any third party, except when disclosure is authorized by the Company’s Privacy Policy, a copy of which is available at each bank office location, the President or Executive Vice President of MidWestOne, or in compliance with laws, regulations or legal proceedings. Such information includes, among other things, customer information, information relating to proposed, ongoing or completed transactions of the Company, trade secrets, confidential financial information of the Company and business plans. Whenever feasible, employees, officers and directors should consult with the Company’s President or Executive Vice President if they believe they have a legal obligation to disclose confidential information. Confidential information includes all non-public information that might be of use to competitors of the Company, or harmful to the Company or its customers if disclosed.

Insider Trading

Securities laws and regulations prohibit the misuse by anyone of material non-public information when purchasing, selling or recommending securities. Additionally, designated employees, officers and directors must comply with the practices and procedures set forth in the Company’s Insider Trading Policy, a copy of which is available in the Personnel Policy Handbook. Please contact the Company’s Executive Vice President & CFO if you would like an additional copy of the policy.

Fair Dealing

Each employee, officer, and director should endeavor to deal fairly with the Company’s customers, suppliers, competitors, officers and employees. Employees, officers and directors should not take unfair advantage of any other party through fraud, manipulation, concealment, abuse of privileged information, misrepresentation or omission of material facts or any other unfair practices.

Protection And Proper Use Of Company Assets

All employees, officers, and directors should protect and safeguard from harm the Company’s assets. Theft, misappropriation or destruction of the Company’s assets is in direct violation of the Company’s obligations to the Company’s stockholders. Employees, officers and directors of the Company should only use the Company’s assets for legitimate business purposes. This includes the use of the Company’s telephones, fax machines, copiers, vehicles, and facilities. For use of Company personal computers, e-mail, and software refer to the MidWestOne Micro Computer/Network Policy a copy is available at each bank office location. Please contact the Company’s Sr. Vice President, Data Processing if you would like an additional copy of the policy. Company resources assigned to you during the course of your employment must be returned upon termination and/or at the request of MidWestOne.

Financial Reporting and Compliance with Laws, Rules, and Regulations

Employees, officers, and directors must comply with all financial reporting and other laws, rules, and regulations applicable to the Company. All business transactions must be reported and disclosed in a manner consistent with generally accepted accounting principles of the United States. All employees, officers and directors must cooperate with and assist the Company’s internal and independent auditors in the performance of their duties to the Company and must comply with all internal control procedures established by the Company for the safeguarding of assets and proper reporting and disclosure of financial information.

It is of critical importance that the Company complies with all of its regulatory disclosure obligations. Filings by the Company with the Securities and Exchange Commission (SEC) and other regulatory bodies must be accurate and timely. Depending on their position with the Company, an employee, officer or director may be called upon to provide necessary information to ensure that the Company’s public reports are complete, fair and understandable. The Company expects employees, officers, and directors to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

Reporting Accounting Errors or Improprieties

Employees, officers, and directors must comply with all applicable financial reporting and accounting regulations applicable to the Company. If any employee, officer, or director of the Company has concerns or complaints regarding questionable accounting or auditing matters of the Company, including a failure to comply with internal controls of the Company or to cooperate with the Company’s internal or independent auditors, then he or she should submit those concerns or complaints to the Audit Committee of the Board of Directors. Methods for

anonymous reporting of any such questionable practices are described in the Company’s Whistleblower Procedures. The procedures are available on the Company’s Personnel Policy Handbook. Please contact the Executive Vice President if you would like an additional copy of the procedures.

Reporting Illegal Or Unethical Behavior

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and about the appropriate ethical conduct in a particular situation. Employees, officers or directors who are concerned that violations of this Code or that other illegal or unethical conduct by employees, officers, or directors of the Company have occurred or may occur must contact their supervisor, superiors or the Audit Committee of the Board of Directors. If employees or officers do not believe it appropriate, or are not comfortable approaching their supervisors or superiors about their concerns or complaints, then they must contact the Executive Vice President or the Audit Committee of the Board of Directors of the Company as outlined in the Company’s Whistleblower Procedures. If an employee’s, officer’s, or director’s concerns or complaints require confidentiality, then this confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

Contact Information

•	Immediate supervisor or supervisor’s manager

•	Human Resources – Marcie Jones (641) 673-1587 or mjones@mwofg.com

•	Internal Auditor – Bryce Abbas (641) 673-1535 or babbas@mwofg.com

•	Audit Committee Chairperson – Richard Donohue (641) 672-2523 or dickd@tdtpc.com

•	Corporate Counsel – John Hintze (515) 246-0309 or jhintze@ahlerslaw.com

•	President & CEO – Charles Howard (641) 673-1538 or choward@mwofg.com

•	Executive Vice President & CFO – David Meinert (641) 673-1522 or dmeinert@mwofg.com

•	MidWestOne Ethics Hotline – (To be determined)

General Conduct Prejudicial to the Company

Directors, officers, and employees shall not engage in criminal, infamous, dishonest or notoriously disgraceful conduct, or other conduct prejudicial to the Company.

Discipline

Violations of MidWestOne’s Code of Ethics and Business Conduct compromise our reputation in the marketplace and may affect our success. Violations of this Code will be subject to such disciplinary action as appropriate following an investigation of all relevant facts and circumstances surrounding the violation.

•	Any director, officer, or employee of a Company subsidiary or non-officer employee of MidWestOne Financial Group who violates the Code will be subject to such disciplinary action as the Company’s President and CEO determines appropriate. Disciplinary actions taken by the President will be reported, in writing, to the Audit Committee and noted in the minutes of its next meeting.

•	Officers of MidWestOne Financial Group, except the President and CEO, and Executive Vice President and CFO, who violate the Code will be subject to disciplinary action as determined appropriate by the Company’s Audit Committee.

•	Violations of the Code by the Company’s President and CEO, or the Executive Vice President and CFO will be subject to such disciplinary action as determined by the Board of Directors of MidWestOne.

You are expected to cooperate fully with all inquiries and investigations. Such disciplinary action may include suspension, suspension without pay, censure, or any other action that the President, Audit Committee, or Board of Directors deems appropriate, including termination from the Company.

Waivers of the Code

Waivers of MidWestOne’s Code of Ethics and Business Conduct, whether implicit or explicit, are generally prohibited.

•	Waivers of the Code for any director, officer, or employee of a Company subsidiary or non-officer employee of MidWestOne Financial Group may be granted by Company’s President and CEO. Waivers approved by the President will be reported, in writing, to the Audit Committee and noted in the minutes of its next meeting.

•	Waivers of the Code for any Officer of MidWestOne Financial Group, except the President and CEO, and Executive Vice President and CFO, may be granted by the Company’s Audit Committee.

•	The Board of Directors of MidWestOne may grant waivers of the Code for the Company’s President and CEO or Executive Vice President and CFO.

No Retaliation

Confidentiality will be maintained to the fullest extent possible, regardless of the method used to report such conduct. Our demands for excellence and the preservation of our integrity and objectivity are distinguishing characteristics of MidWestOne. We rely on employees and directors to report the discovery of any questionable, fraudulent or illegal activities that violate Company guidelines. Violations should be reported to a member of management within the employee’s division, department or office, to Human Resources or to the MidWestOne Ethics Hotline. If an instance involving a senior officer or director is identified, the report should be made to the Chief Executive Officer or the Chairman of the Audit Committee of the Board of Directors as appropriate. If an instance involving the Company’s auditing practices, securities fraud or public disclosure obligations is identified, the report should be made through the

MidWestOne Ethics Hotline or directly to the Chairman of the Audit Committee of the Board of Directors. Any retaliation against an employee for reporting a violation or suspected violation of these standards is strictly forbidden. You should contact Human Resources Department if you believe an instance of retaliation has occurred.

Any retaliation against an employee who reports a violation or suspected violation is not tolerated. Allegations of retaliation will be investigated promptly and appropriate disciplinary action, up to and including termination, will be taken in the event of retaliatory acts.

Administration of the Policy

This policy is subject to review and approval by the Audit Committee of the MidWestOne Financial Group, Inc. Board of Directors. Any future amendments or modifications will be reviewed and approved by the Audit Committee for recommendation to the full board for approval.